                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                SpectraSite, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   84761M 10 4
           ----------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                               300 S. Grand Avenue
                              Los Angeles, CA 90071
                                 (213) 612-2500
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2003
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION OF ABOVE PERSON

          AP Towers, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                                 5,575,809
  NUMBER OF SHARES     ---------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
   OWNED BY EACH
  REPORTING PERSON     ---------------------------------------------------------
        WITH            9    SOLE DISPOSITIVE POWER

                                 5,575,809
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                 13D                           Page 2 of 15

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION OF ABOVE PERSON
                   Apollo Investment Fund V, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]

                                                                    (b) [x]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                   OO

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER


                   -------------------------------------------------------------
                        8       SHARED VOTING POWER
 NUMBER OF SHARES                     5,575,809
   BENEFICIALLY
  OWNED BY EACH    -------------------------------------------------------------
 REPORTING PERSON       9       SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                      5,575,809

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   23.6%

--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                   PN

--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                 13D                           Page 3 of 15

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION OF ABOVE PERSON
                   Apollo Overseas Partners V, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]

                                                                    (b) [x]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                   OO

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER


                   -------------------------------------------------------------
                        8       SHARED VOTING POWER
 NUMBER OF SHARES                     5,575,809
   BENEFICIALLY
  OWNED BY EACH    -------------------------------------------------------------
 REPORTING PERSON       9       SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                      5,575,809

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   23.6%

--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                   PN

--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                 13D                           Page 4 of 15

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION OF ABOVE PERSON
                   Apollo Netherlands Partners V (A), L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]

                                                                    (b) [x]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                   OO

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER


                   -------------------------------------------------------------
                        8       SHARED VOTING POWER
 NUMBER OF SHARES                     5,575,809
   BENEFICIALLY
  OWNED BY EACH    -------------------------------------------------------------
 REPORTING PERSON       9       SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                      5,575,809

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   23.6%

--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                   PN

--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                 13D                           Page 5 of 15

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION OF ABOVE PERSON
              Apollo Netherlands Partners V (B), L.P.

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]

                                                                (b) [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                    ------------------------------------------------------------
 NUMBER OF SHARES     8   SHARED VOTING POWER
   BENEFICIALLY                5,575,809
  OWNED BY EACH
 REPORTING PERSON   ------------------------------------------------------------
       WITH           9   SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               5,575,809

--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.6%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                    13D                       Page 6 of 15

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION OF ABOVE PERSON
              Apollo German Partners V GmbH & Co. KG

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]

                                                                (b) [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Germany

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                    ------------------------------------------------------------
 NUMBER OF SHARES     8   SHARED VOTING POWER
   BENEFICIALLY                5,575,809
  OWNED BY EACH
 REPORTING PERSON   ------------------------------------------------------------
       WITH           9   SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               5,575,809

--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.6%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                    13D                       Page 7 of 15

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION OF ABOVE PERSON
              Apollo Management V, L.P.

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]

                                                                (b) [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                    ------------------------------------------------------------
 NUMBER OF SHARES     8   SHARED VOTING POWER
   BENEFICIALLY                5,575,809
  OWNED BY EACH
 REPORTING PERSON   ------------------------------------------------------------
       WITH           9   SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               5,575,809

--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.6%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                    13D                       Page 8 of 15

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION OF ABOVE PERSON
              Apollo Advisors V, L.P.

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]

                                                                (b) [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                    ------------------------------------------------------------
 NUMBER OF SHARES     8   SHARED VOTING POWER
   BENEFICIALLY                5,575,809
  OWNED BY EACH
 REPORTING PERSON   ------------------------------------------------------------
       WITH           9   SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               5,575,809

--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,575,809 shares of Common Stock

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.6%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------
CUSIP No. 84761M 10 4                    13D                       Page 9 of 15

     Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.  Security and Issuer

     This Statement on Schedule 13D relates to the shares of common stock, par value $.01 (the "Common Stock"), of SpectraSite, Inc. ("SpectraSite" or the "Issuer"). The principal executive offices of SpectraSite are located at 100 Regency Forest Drive, Suite 400, Cary, North Carolina 27511.

Item 2.  Identity and Background

     This Schedule 13D is filed jointly by (i) AP Towers, LLC, a Delaware limited liability company ("AP Towers"), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership ("Investment V"), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands ("Overseas V"),
(iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands ("Netherlands A"), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands ("Netherlands B"),
(vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany ("German V," and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the "Funds"), (vii) Apollo Management V, L.P., a Delaware limited partnership ("Management") and (viii) Apollo Advisors V, L.P., a Delaware limited partnership ("Advisors V"). AP Towers, the Funds, Management and Advisors V are referred to collectively as the "Reporting Persons." The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

     AP Towers is principally engaged in the business of investment in securities of the Issuer. The Funds are principally engaged in the business of investing in securities. Each of the Funds is a member of AP Towers. Management is principally engaged in the business of serving as the manager of each of AP Towers and the Funds. Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner of the Funds.

     AIF V Management, Inc., a Delaware corporation ("AIFVM"), is the general partner of Management. AIFVM is principally engaged in the business of serving as the general partner of Management and other investment funds.

     Apollo Capital Management V, Inc., a Delaware corporation ("Capital Management V"), is the general partner of Advisors V. Capital Management V is principally engaged in the business of serving as general partner to Advisors V.

     The address of the principal office of each of AIFVM and Capital Management V is Two Manhattanville Road, Purchase, New York 10577.

     Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFVM and Capital Management and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     None of the Reporting Persons, AIFVM, Capital Management nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     AP Towers beneficially owns an aggregate of 5,575,809 shares of Common Stock as of this date. The Issuer filed for bankruptcy on November 15, 2002 under Chapter 11 of the United States Bankruptcy Code. Pursuant to the Issuer's Plan of Reorganization (the "Plan"), which was confirmed by the United States Bankruptcy Court for the Eastern District of North Carolina, Raleigh Division (the "Bankruptcy Court") pursuant to an order entered on January 28, 2003, AP Towers was entitled to receive shares of the Issuer's Common Stock on the effective date of the Plan. The Plan became effective on February 10, 2003. AP Towers was entitled to receive such shares because it beneficially owned Class 6 general unsecured claims under the Plan. Under the Plan, Class 6 general unsecured claims were held by holders of the Issuer's 12 1/2% Senior Notes due 2010, 6 3/4% Senior Convertible Notes due 2010, 10 3/4% Senior Notes due 2010, 127/8% Senior Discount Notes due 2010, 11 1/4% Senior Discount Notes due 2009 and 12% Senior Discount Notes due 2008 (collectively, the "Notes"). AP Towers held an aggregate of $484,299,000 in principal amount of Notes. Prior to confirmation of the Plan, the Reporting Persons, as well as certain other members of the creditors' committee, were granted a right to appoint an initial member of the Issuer's Board of Directors upon effectiveness of the Plan. Pursuant to the terms of the Plan, the general unsecured claims of AP Towers with respect to the Notes it held were satisfied in exchange for the distribution of shares of Common Stock of the Issuer reported herein.

Item 4. Purpose of Transaction

     As described in Item 3 above, AP Towers acquired the 5,575,809 shares of Common Stock upon the effectiveness of the Plan on February 10, 2003.

     All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent to from time to time acquire additional shares of Common Stock, acquire other securities of the Issuer or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to
Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

     The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by AP Towers who may be viewed to be controlled by the Funds as a group. The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds and AP Towers. AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Towers, each of the Funds and Management. Capital Management may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Towers, each of the Funds and Advisors. The number of shares indicated as being beneficially owned by the Reporting Persons does not include certain additional shares of Common Stock that may be issued to AP Towers upon the resolution of certain disputed claims made by third party creditors against the Issuer. To the extent that all of such disputed claims are disallowed, pursuant to the Plan AP Towers could acquire up to an additional

38,511 shares of Common Stock. The Funds, Management, Advisors V, AIFVM and Capital Management disclaim beneficial ownership of the shares of the Issuer's Common Stock held by AP Towers and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

         (a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by the each Reporting Person is based on 23,587,085 outstanding shares of Common Stock, as represented to the Reporting Persons by the Issuer on February 11, 2003.

         (b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

         (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

         (d)  None.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On February 10, 2003, AP Towers, the Issuer and other holders of more than 10% of the outstanding shares of Common Stock as identified therein entered into the Registration Rights Agreement (the "Agreement"). Pursuant to the terms of the Agreement, AP Towers was granted two demand registration rights to register shares of the Common Stock beneficially owned by AP Towers for resale under the Securities Act of 1933, as amended, as well as the right to include certain shares of the Common Stock on registration statements (other than on Forms S-4 or S-8) otherwise filed by the Issuer.

     See also the responses to Item 3 above, which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:      Joint Filing Agreement.

Exhibit 2: Proposed Disclosure Statement with respect to the Proposed Plan of Reorganization of SpectraSite Holdings, Inc. under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit
                99.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on November 19, 2002).


Exhibit 3: Confirmation Order, dated January 28, 2003 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on January 30, 2003).

Exhibit 4: Registration Rights Agreement dated February 10, 2003 by and among SpectraSite, Inc., AP Towers, LLC and the other holders of registerable common stock named therein (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed with the Commission on February 11, 2003).

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:  February 14, 2003              AP TOWERS, LLC

                                      BY: APOLLO MANAGEMENT V, L.P.
                                          as Manager

                                          By:  AIF V MANAGEMENT, INC.
                                               Its General Partner

                                                     By: /s/ Michael D. Weiner
                                                        ------------------------
                                                         Michael D. Weiner
                                                         Vice President

Date:  February 14, 2003              APOLLO INVESTMENT FUND V, L.P.

                                      By: APOLLO ADVISORS V, L.P.
                                          Its General Partner

                                          By:  APOLLO CAPITAL MANAGEMENT V, INC.
                                               Its General Partner

                                               By:   /s/ Michael D. Weiner
                                                  ------------------------------
                                                     Michael D. Weiner
                                                     Vice President

Date:  February 14, 2003              APOLLO OVERSEAS PARTNERS V, L.P.

                                      By: APOLLO ADVISORS V, L.P.
                                          Its General Partner

                                          By:  APOLLO CAPITAL MANAGEMENT V, INC.
                                               Its General Partner

                                               By:   /s/ Michael D. Weiner
                                                  ------------------------------
                                                     Michael D. Weiner
                                                     Vice President

Date: February 14, 2003            APOLLO NETHERLANDS PARTNERS V (A), L.P.

                                   By: APOLLO ADVISORS V, L.P.
                                       Its General Partner

                                       By: APOLLO CAPITAL MANAGEMENT V, INC.
                                           Its General Partner

                                           By: /s/ Michael D. Weiner
                                              ----------------------------------
                                               Michael D. Weiner
                                               Vice President

Date: February 14, 2003            APOLLO NETHERLANDS PARTNERS V (B), L.P.

                                   By: APOLLO ADVISORS V, L.P.
                                       Its General Partner

                                       By: APOLLO CAPITAL MANAGEMENT V, INC.
                                           Its General Partner

                                           By: /s/ Michael D. Weiner
                                              ----------------------------------
                                               Michael D. Weiner
                                               Vice President

Date: February 14, 2003            APOLLO GERMAN PARTNERS V GmbH KG & CO.

                                   By: APOLLO ADVISORS V, L.P.
                                       Its General Partner

                                       By: APOLLO CAPITAL MANAGEMENT V, INC.
                                           Its General Partner

                                           By: /s/ Michael D. Weiner
                                              ----------------------------------
                                               Michael D. Weiner
                                               Vice President

Date: February 14, 2003            APOLLO MANAGEMENT V, L.P.

                                   By: AIF V MANAGEMENT, INC.
                                       Its General Partner

                                           By: /s/ Michael D. Weiner
                                              ----------------------------------
                                               Michael D. Weiner
                                               Vice President

Date: February 14, 2003            APOLLO ADVISORS V, L.P.

                                   By: APOLLO CAPITAL MANAGEMENT V, INC.
                                       Its General Partner

                                       By: /s/ Michael D. Weiner
                                          --------------------------------------
                                           Michael D. Weiner
                                           Vice President

                                   APPENDIX A

     The following sets forth information with respect to certain of the executive officers and directors of AIFVM and Capital Management V. Capitalized terms used herein without definition have the meanings assigned thereto in the
Schedule 13D to which this Appendix A relates.

     The directors and principal executive officers of AIFVM and Capital Management V are Messrs. Leon D. Black and John J. Hannan. The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFVM and Capital Management V. Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively "Apollo Advisors"), including Advisors V, with respect to the Apollo investment funds.

     The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States. Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.